SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

SEC File Number 1-7160

NOTIFICATION OF LATE FILING

(Check One):                              Form 10-K        Form 11-K        Form 20-F      ☒  Form 10-Q       Form 10-D      0  N-SAR
                              Form N-CSR

For Period Ended:  June 30, 2010

	Transition Report on Form 10-K		Transition Report on Form 10-Q
	Transition Report on Form 20-F		Transition Report on Form N-SAR
	Transition Report on Form 11-K

For the Transition Period Ended:  ___________________________________________________________________

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

____________________________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant:  All American Group, Inc.

Former name if applicable:  ____________________________________________________________________________

Address of principal executive office (Street and number):  2831 Dexter Drive

City, state and zip code:  Elkhart, Indiana 46514

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to ule 12b-25(b), the following should be completed.  (Check box if appropriate)   ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K Form N–SAR or Form N–CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N–SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 cannot be filed within the prescribed time period because the Company cannot, without undue hardship and expense, insure adequate disclosure of certain information required to be included in the Form 10-Q. The Company’s Quarterly Report on Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification;

Martin Miranda                                                           (574)                                                  266-2500
                       (Name)                                                             (Area Code)                                  (Telephone Number)

(2)
Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                  ☒ Yes    0 No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                   Yes     ☒ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

____________________________________________________________________________________________________________________________________________

All American Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 17, 2010                                                                                                                    By:  /s/ Martin Miranda
Martin Miranda
Corporate Secretary and Treasurer